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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Healthcore Medical Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42220B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 6, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   42220B101                 13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                           SIGA Pharmaceuticals, Inc.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                       DE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           300,800 (including 149,800 Warrants
     SHARES                     exercisable at $6.50 per share)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             300,800 (including 149,800 Warrants
                                exercisable at $6.50 per share)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       300,800 (including 149,800 Warrants exercisable at $6.50 per share)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.003% (taking into account only shares of Common Stock; 9.50% if also including 149,800 Warrants exercisable at $6.50 per share)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  42220B101                   13D

                                  Schedule 13D


Item 1. Security and Issuer

This statement relates to the Class A Common Stock, $.01 par value ("Common Stock"), of Healthcore Medical Solutions, Inc. (the "Issuer"), which has its principal executive office at 11904 Blue Ridge Boulevard, Grandview, MO 64030.

This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person specified herein as of January 11, 1999 and amends the Schedule 13 D filed on October 15, 1998 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock and the Units for investment purposes. After a meeting with the Chairman of the Board of the Issuer and several discussions, the Reporting Person on January 6, 1999 sent a letter to the Chairman of the Board suggesting a possible combination of the Issuer and the Reporting Person and outlining the terms of a possible share exchange transaction. The Reporting Person also sought the Chairman's reactions to such outline. No formal offer was made by the Reporting Person to acquire the Issuer.

While the Reporting Person has no present intention to purchase any additional shares of Common Stock or Units, it may, depending upon its evaluation of the Issuer's business and prospects, determine to increase or decrease or dispose of its position in the Issuer. In making any such determination, the Reporting Person will also take into consideration other available business opportunities and general economic conditions.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 11, 1999

                                           SIGA PHARMACEUTICALS, INC.

                                           By: /s/ JUDSON A. COOPER
                                              ----------------------------------
                                               Name:  Judson A. Cooper
                                               Title: Chairman of the Board